Fiscal and Economic Update

FIRST QUARTER 2025–2026

August 2025
Department of Finance and Treasury Board

New Nouveau Brunswick

Fiscal and Economic Update
First Quarter 2025–2026

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada
Finance and Treasury Board - New Brunswick

August 2025

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-4223-1

2025–2026 Fiscal Update

Projections for the 2025–2026 fiscal year show a deficit of $668.7 million compared to the budgeted deficit of $549.0 million.

Total revenue is projected to be $59.6 million lower than budget. This is largely driven by lower federal conditional grants, particularly under the Integrated Bilateral Agreement.

Total expenses are projected to be higher than budget by $60.0 million. This is mainly due to higher expenses in Social Development and Health.

The net debt is projected at $13.6 billion.

TABLE 1
FIRST QUARTER FISCAL SUMMARY
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to June 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue	13,792.3	13,732.7	(59.6)	3,480.1	3,526.4	46.3
Expense	14,341.3	14,401.4	60.0	3,396.3	3,551.6	155.3
Surplus (Deficit)	**(549.0)**	**(668.7)**	**(119.6)**	**83.8**	**(25.2)**	**(109.0)**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add up due to rounding.

Revenue Outlook

Revenue is projected to be $59.6 million lower than budget. The major variances include:

- Special Operating Agency revenue is down $49.5 million mainly due to lower revenue under the Integrated Bilateral Agreement.

- Return on Investment is down $16.2 million mainly due to lower net earnings projected from the New Brunswick Power Corporation.

- Special Purpose Account revenue is down $13.0 million mainly due to lower funding under the Canada Community-Building Fund.

- Conditional Grants from the federal government are down $10.0 million mainly due to lower than budgeted revenue under the Canada-New Brunswick Early Learning and Child Care Agreement.

- Licences and Permits are up $12.3 million mainly due to an increased volume of licences and registrations under the *Motor Vehicle Act*.

- Sale of Goods and Services is up $10.1 million due to gains across various consolidated entities.

- Sinking Fund Earnings are up $10.0 million due to higher than anticipated interest rates.

Expense Outlook

Total expenses are projected to be over budget by $60.0 million. The major variances include the following:

- Social Development is projected to be over budget by $93.7 million mainly due to increased demands for services within Child Welfare and Youth Services, Income Security, and Seniors and Long-Term Care.

- Health is projected to be over budget by $39.1 million mainly due to higher operating costs in the Regional Health Authorities. These costs are partially offset by under-expenditures in Primary Health Care.

- Post-Secondary Education, Training and Labour is projected to be over budget by $8.5 million mainly due to costs related to the Interim Housing Assistance Program Agreement. These costs are primarily offset by federal recoveries under the agreement.

- Capital Account expense is projected to be over budget by $4.6 million mainly due to additional costs related to nursing home improvements under the Aging with Dignity agreement. These costs are partially offset by federal recoveries under the same agreement.

- Special Purpose Accounts are projected to be over budget by $3.3 million mainly due to additional costs under the Climate Change Fund, the Environmental Trust Fund and NB 911 Service Fund.

- Special Operating Agencies are projected to be under budget by $69.9 million mainly due projects not advancing as anticipated under the Integrated Bilateral Agreement.

- Opportunities New Brunswick is projected to be under budget by $7.1 million mainly due to lower-than-expected disbursements for financial assistance.

- Education and Early Childhood Development is projected to be under budget by $5.2 million mainly due to under-expenditures related to the Canada-New Brunswick Early Learning and Childcare Agreement signed with the federal government. This is partially offset by increased costs within school districts.

- Other Agencies are projected to be under budget by $3.5 million mainly due to decreased activity associated with several consolidated entities.

First Quarter Actual Results

First quarter actuals show a deficit of $25.2 million compared to a quarterly budgeted surplus of $83.8 million.

- The difference between the first quarter actual deficit and the projected deficit reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

- On a year-to-date actual basis, revenue is $46.3 million higher than the first quarter budget, largely due to the timing of federal conditional grant revenues.

- Total actual expenses for the quarter are $155.3 million higher than the first quarter budget, mainly due to higher year-to-date expenses for Social Development, Other Agencies and Health.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to June 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue						
Ordinary Account	13,196.6	13,191.3	(5.3)	3,367.9	3,441.7	73.8
Capital Account	23.5	21.6	(1.9)	0.6	1.5	0.9
Special Purpose Account	196.1	183.2	(13.0)	40.0	12.4	(27.6)
Special Operating Agencies	153.9	104.5	(49.5)	16.1	13.3	(2.8)
Sinking Fund Earnings	222.2	232.2	10.0	55.5	57.5	2.0
Total Revenue	**13,792.3**	**13,732.7**	**(59.6)**	**3,480.1**	**3,526.4**	**46.3**
Expense						
Ordinary Account	13,033.9	13,155.3	121.4	3,142.6	3,386.6	244.0
Capital Account	188.1	192.8	4.6	22.9	37.3	14.4
Special Purpose Account	225.2	228.5	3.3	42.3	25.4	(16.9)
Special Operating Agencies	201.4	131.6	(69.9)	16.1	29.5	13.4
Amortization of Tangible Capital Assets	692.7	693.2	0.5	172.4	72.8	(99.6)
Total Expense	**14,341.3**	**14,401.4**	**60.0**	**3,396.3**	**3,551.6**	**155.3**
Surplus (Deficit) - Before Contingency	**(549.0)**	**(668.7)**	**(119.6)**	**83.8**	**(25.2)**	**(109.0)**
Contingency	(50.0)	(50.0)	0.0	0.0	0.0	0.0
Surplus (Deficit) - After Contingency	**(599.0)**	**(718.7)**	**(119.6)**	**83.8**	**(25.2)**	**(109.0)**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to June 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Net Debt - Beginning of Year	**(12,500.3)**	**(12,500.3)**	**0.0**	**(12,500.3)**	**(12,500.3)**	**0.0**
Changes in Year						
Surplus (Deficit)	(549.0)	(668.7)	(119.6)	83.8	(25.2)	(109.0)
Investments in Tangible Capital Assets	(1,072.9)	(1,079.2)	(6.3)	(147.6)	(63.4)	84.2
Amortization of Tangible Capital Assets	692.7	693.2	0.5	172.4	72.8	(99.6)
(Increase) Decrease in Net Debt	**(929.2)**	**(1,054.6)**	**(125.4)**	**108.6**	**(15.8)**	**(124.4)**
Net Debt - End of Year	**(13,429.6)**	**(13,555.0)**	**(125.4)**	**(12,391.7)**	**(12,516.1)**	**(124.4)**

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to June 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Taxes						
Personal Income Tax	2,561.0	2,561.0	0.0	636.3	635.2	(1.1)
Corporate Income Tax	753.6	753.6	0.0	211.6	211.6	0.0
Provincial Real Property Tax	545.9	545.9	0.0	130.6	129.3	(1.3)
Harmonized Sales Tax: net of credit	2,319.5	2,319.5	0.0	592.7	594.6	1.9
Gasoline and Motive Fuels Tax	200.0	200.0	0.0	47.0	51.5	4.5
Tobacco Tax	62.0	60.0	(2.0)	18.0	15.2	(2.8)
Pari-Mutuel Tax	0.5	0.5	0.0	0.1	0.2	0.1
Insurance Premium Tax	97.1	97.2	0.1	19.0	19.0	0.0
Real Property Transfer Tax	57.0	57.0	0.0	13.5	13.7	0.2
Financial Corporation Capital Tax	35.0	35.0	0.0	8.8	8.8	0.0
Cannabis Duty	14.0	14.5	0.5	3.5	3.7	0.2
Vaping Duty	4.0	4.0	0.0	1.0	0.6	(0.4)
Penalties and Interest	16.5	16.5	0.0	4.1	4.5	0.4
	6,666.1	6,664.7	(1.4)	1,686.2	1,687.9	1.7
Return on Investment	236.0	219.8	(16.2)	54.6	53.4	(1.2)
Licences and Permits	172.8	185.1	12.3	42.6	53.4	10.8
Sale of Goods and Services	562.4	572.5	10.1	143.2	143.3	0.1
Royalties	79.9	81.2	1.3	0.3	0.7	0.4
Agency Revenues	208.3	208.8	0.5	53.4	52.9	(0.5)
Fines and Penalties	6.7	5.8	(0.9)	1.7	1.2	(0.5)
Miscellaneous	70.0	71.6	1.7	16.7	15.4	(1.3)
Total - Own Source Revenue	**8,002.3**	**8,009.7**	**7.4**	**1,998.7**	**2,008.2**	**9.5**
Unconditional Grants – Canada						
Fiscal Equalization Payments	3,123.3	3,123.3	0.0	780.8	780.8	0.0
Canada Health Transfer	1,127.7	1,127.7	0.0	281.9	281.9	0.0
Canada Social Transfer	359.2	359.2	0.0	89.8	89.8	0.0
Other	1.9	1.9	0.0	0.5	0.5	0.0
	4,612.0	4,612.0	0.0	1,153.0	1,153.0	0.0
Conditional Grants – Canada	595.2	585.2	(10.0)	219.4	285.5	66.1
Total - Grants from Canada	**5,207.3**	**5,197.3**	**(10.0)**	**1,372.4**	**1,438.5**	**66.1**
Subtotal	**13,209.5**	**13,206.9**	**(2.6)**	**3,371.1**	**3,446.7**	**75.6**
Inter-account Transactions	(13.0)	(15.7)	(2.7)	(3.2)	(5.0)	(1.8)
Ordinary Account Revenue	**13,196.6**	**13,191.3**	**(5.3)**	**3,367.9**	**3,441.7**	**73.8**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to June 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries......	50.5	51.0	0.5	9.0	7.0	(2.0)
Education and Early Childhood Development..........	2,111.3	2,106.1	(5.2)	508.9	502.3	(6.6)
Energy..........	78.4	78.4	0.0	0.5	0.3	(0.2)
Environment and Local Government.........	187.2	186.5	(0.7)	38.6	34.5	(4.1)
Executive Council Office..........	12.6	12.6	0.0	3.2	2.9	(0.3)
Finance and Treasury Board..........	32.1	32.1	0.0	8.2	7.8	(0.4)
General Government..........	1,456.9	1,455.1	(1.8)	361.6	341.3	(20.3)
Health..........	4,091.1	4,130.2	39.1	978.5	1,015.3	36.8
Justice and Public Safety..........	403.2	403.4	0.2	97.3	93.5	(3.8)
Legislative Assembly..........	38.4	37.8	(0.6)	9.1	7.4	(1.7)
Natural Resources..........	141.5	141.5	0.0	30.2	33.8	3.6
New Brunswick Housing Corporation........	233.0	233.0	0.0	58.2	45.5	(12.7)
Office of the Premier..........	1.7	1.7	0.0	0.4	0.6	0.2
Opportunities New Brunswick..........	71.2	64.1	(7.1)	9.0	5.4	(3.6)
Other Agencies..........	423.7	420.2	(3.5)	104.6	190.8	86.2
Post-Secondary Education, Training and Labour..........	757.7	766.2	8.5	205.0	204.5	(0.5)
Regional Development Corporation...........	79.6	79.6	0.0	5.6	6.3	0.7
Service of the Public Debt..........	673.0	673.0	0.0	153.7	156.0	2.3
Social Development..........	1,742.5	1,836.2	93.7	453.4	619.9	166.5
Tourism, Heritage and Culture..........	84.8	85.9	1.1	21.2	19.0	(2.2)
Transportation and Infrastructure..........	398.9	398.9	0.0	95.3	102.7	7.4
Subtotal..........	**13,069.3**	**13,193.4**	**124.1**	**3,151.5**	**3,396.8**	**245.3**
Investment in Tangible Capital Assets..........	(3.1)	(3.1)	0.0	(0.8)	(0.5)	0.3
Inter-account Transactions..........	(32.4)	(35.1)	(2.7)	(8.1)	(9.7)	(1.6)
Ordinary Account Expense..........	**13,033.9**	**13,155.3**	**121.4**	**3,142.6**	**3,386.6**	**244.0**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2025–2026 Full Year to March 31, 2026			2025–2026 Year-to-date to June 30, 2025		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries......	0.7	0.7	0.0	0.2	0.1	(0.1)
Education and Early Childhood Development..	1.6	1.6	0.0	0.7	0.0	(0.7)
Environment and Local Government.........	1.0	1.0	0.0	0.1	0.0	(0.1)
Health..	40.3	40.3	0.0	9.6	0.0	(9.6)
Natural Resources.......................................	17.4	17.4	0.0	0.9	0.4	(0.5)
New Brunswick Housing Corporation.......	44.1	44.1	0.0	11.0	1.3	(9.7)
Post-Secondary Education, Training and Labour..................................	2.2	2.2	0.0	1.1	1.5	0.4
Regional Development Corporation..........	33.1	33.1	0.0	8.3	7.8	(0.5)
Social Development..................................	23.4	27.5	4.1	0.3	0.9	0.6
Tourism, Heritage and Culture...................	19.0	19.0	0.0	5.1	2.4	(2.7)
Transportation and Infrastructure.............	1,075.3	1,082.1	6.8	132.4	85.8	(46.6)
Subtotal..	**1,257.9**	**1,268.9**	**10.9**	**169.7**	**100.2**	**(69.5)**
Investment in Tangible Capital Assets........	(1,069.8)	(1,076.1)	(6.3)	(146.8)	(62.9)	83.9
Capital Account Expense........................	**188.1**	**192.8**	**4.6**	**22.9**	**37.3**	**14.4**

2025 Economic Update


N.B. Real GDP, 2025 (%)
Q1 Update
Budget 2025–2026
Average 1.2
2.2
1.2
1.1
0.9
0.9
0.9
0.7
Scotia Bank
Royal Bank
National Bank
N.B. FTB
BMO
CBoC
TD Bank
Source: N.B. Finance and Treasury Board


Exports
(Dollars x 1,000,000)
2023
2024
2025
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec.
Source: Statistics Canada Table 12-10-0175-01


N.B. Components of population growth
Natural increase
Net international migration
Net interprovincial migration
Population change
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2023
2024
2025
Source: Statistics Canada


Investment in building construction, N.B.
(Unadjusted, YTD to May)
(Billions of current dollars)
2019 2020 2021 2022 2023 2024 2025
Source: Statistics Canada Table 34-10-0293-01

New Brunswick Economic Outlook

	Budget	Revised
Real GDP	1.1	0.9
Nominal GDP	3.2	3.1
Primary Household Income	3.8	3.8
Population (July 1)	0.9	0.8
Labour Force	1.2	1.2
Employment	1.0	1.0
Unemployment Rate (%)	7.3	7.3
Consumer Price Index	1.8	1.8

Sources: Statistics Canada, N.B. Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of July 31, 2025

- According to the International Monetary Fund (IMF), global economic growth is expected to slow to 3.0% in 2025, down from 3.3% in 2024. This deceleration is largely driven by intensifying trade tensions and elevated levels of political uncertainty.
- The United States Bureau of Economic Analysis reported that its advance estimate of real GDP shows an annualized growth rate of 3.0% in the second quarter of 2025, driven by a decline in imports and an increase in consumer spending. The IMF is currently forecasting economic growth of 1.9% in the U.S. for 2025.
- According to Statistics Canada, national real GDP grew by 0.5% in the first quarter of 2025. The increase was driven by higher exports of goods and the accumulation of business non-farm inventories, though these gains were partially offset by rising imports and weak activity in the resale market for residential structures.
- The Department of Finance and Treasury Board estimates 0.9% economic growth in 2025 as compared to the average among private sector forecasters of 1.2%.
- As of April 1, 2025, New Brunswick's estimated population reached 859,839, representing a 1.3% increase from the previous year. The population increase was primarily driven by international migration, although at a more moderate pace than in recent years.
- Employment increased by 1.5% (or 6,100 persons) year-to-date as of June, outpacing labour force growth of 1.2% (5,100 persons). As a result, the average unemployment rate for the January–June period declined to 7.3%.
- Year-to-date exports as of May declined by 1.5% compared to the same period last year, largely due to a significant drop in exports of basic and industrial chemical, plastic, and rubber products. Manufacturing sales also fell by 3.4% over the same period.
- Wages and salaries in the province increased by 6.3% in the first quarter of 2025, supported by strong gains in services-producing (+6.7%) and goods-producing (+4.8%) industries.

- New Brunswick's average weekly earnings rose by 3.9% year-to-date in May, driven by both goods-producing (+3.7%) and service-producing (+3.9%) industries.
- Investment in building construction increased by 25.6% from January to May, totalling $1.5 billion. Gains were seen in both residential (+27.3%) and non-residential (+22.1%) investment.
- New Brunswick's housing starts reached 2,882 units over the first half of 2025, the highest number for the comparable period since 1983, and an increase of 22.2% from 2024.
- Retail sales in New Brunswick rose by 3.9% during the first five months of 2025, compared to a 4.7% increase nationally. Major contributors to this growth included health and personal care retailers, and motor vehicle and parts dealers. These gains were partially offset by declines in building material and garden equipment and supplies dealers, as well as in sporting goods, hobby, musical instrument, book, and miscellaneous retailers.
- The New Brunswick Consumer Price Index (CPI) rose by 1.2% on a year-to-date basis during the first half of 2025. Prices increased in six of the eight major categories, with the largest gains observed in shelter (+3.2%), health and personal care (+2.6%), and food (+2.1%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 31-Jul-2025)

	Year-to-date			Reference period from January to:
	2024	2025	% Change	
Indicators				
Labour force (x 1,000)	427.3	432.4	1.2%	June
Employment (x 1,000)	394.9	401.0	1.5%	June
Unemployment (x 1,000)	32.4	31.4	-3.1%	June
Unemployment rate (%)	7.6	7.3	...	June
Participation rate (%)	60.6	60.2	...	June
Employment rate (%)	56.0	55.8	...	June
Average weekly earnings ($)	1,128.64	1,172.73	3.9%	May
Retail trade ($M)	6,988.5	7,257.8	3.9%	May
Food services and drinking places ($M)	620.2	674.8	8.8%	May
Consumer Price Index (2002=100)	160.5	162.4	1.2%	June
Housing starts (units)	2,358	2,882	22.2%	June
Investment in residential building construction ($M)	822.3	1,047.1	27.3%	May
Investment in non-residential building construction ($M)	393.6	480.5	22.1%	May
Manufacturing sales ($M)	10,059.6	9,720.1	-3.4%	May
International exports ($M)	7,396.5	7,288.7	-1.5%	May

... Not applicable
Source: Statistics Canada